Exhibit 99.1

Innoviz Reports Fourth Quarter and Full Year 2024 Results

•        Recent financial and business developments leave Innoviz well-prepared for multiple program
SOPs in 2026 and volume production of LiDARs in 2027

•        Partnership announcements with Mobileye and NVIDIA position the Company to further scale business and pursue opportunities with new OEMs

•        Targeting 2025 revenues of $50-$60 million

TEL AVIV, Israel – February 26, 2025 – Innoviz Technologies Ltd. (NASDAQ: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high performance, automotive-grade LiDAR sensors and perception software, today provided commercial and strategic updates on its business, reported its financial results for the fourth quarter and full year ended December 31, 2024, and set 2025 commercial and financial targets.

“I am very pleased with our strong finish to 2024, and with the recent developments and accomplishments that have the potential to transform Innoviz’s financial and operational position for 2025 and beyond,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “In the past two months, we’ve entered into an approximately $80 million NRE payments plan with our key customers, we’ve announced an optimization of our operations that we project will deliver $12 million in savings on an annualized basis, and we completed a registered direct offering of our securities that generated gross proceeds of approximately $40 million from two institutional investors. The funding enhances our financial resiliency, provides operational runway, and we believe it will help us reach key NRE milestones and prepare for SOPs in 2026 and volume production in 2027.”

Keilaf added, “During the quarter, we disclosed that Mobileye had chosen Innoviz LiDARs as a key feature of its Mobileye Drive™ AV platform. In addition, InnovizTwo is now offered as part of NVIDIA’s Hyperion 8 platform, and our RFI and RFQ pipeline remains robust. We expect our newly strengthened liquidity position to be a competitive advantage. Bolstered by it and by other developments, we believe we have accelerated our path to profitability and are well situated to execute on our pipeline with additional OEMs and enhance growth in the automotive industry with our differentiated LiDAR technology and expanding capacity.”

Commercial and Strategic Updates
•
Mobileye announced that it will integrate Innoviz LiDARs into its Mobileye Drive™ autonomous driving platform – the platform has been adopted by significant vehicle producers globally, including VW Commercial Vehicles, Schaeffler/VDL, Holon, and Verne, and will include a suite of 9 InnovizTwo LiDARs per vehicle, driving significant unit volume. SOPs are slated for 2026, with volume expected to ramp in 2027.

•
Bolstered financial position with approximately $80 million through a multi-year NRE payment plan – Innoviz announced an approximately $80 million NRE payment plan with key customers; the majority of payments are expected in 2025 and 2026, with $40+ million in 2025.

•
Demonstrated the integration of Innoviz Perception Software with NVIDIA DRIVE AGX Orin – at CES, Innoviz demonstrated the integration of its Perception Software with NVIDIA’s autonomous driving and ADAS platform. Leveraging the NVIDIA Hyperion 8 platform, Innoviz will offer automakers a powerful combination of LiDAR sensors and software.

•
Announced optimization of operations – Innoviz announced an optimization of its operations to extend its cash runway and accelerate progress towards profitability and free cash flow generation. The actions will be implemented during the first half of 2025 and are expected to reduce cash outlays by approximately $12 million on an annualized basis.

•
Completed registered direct offering of our securities – our February 2025 registered direct offering generated gross proceeds of approximately $40 million. The offering enhances the Company’s resiliency and provides operational runway. We also believe these proceeds will help Innoviz reach key NRE milestones and ramp capacity ahead of program SOPs and volume production, and that our liquidity position is now part of Innoviz’s competitive advantage.

•
Continued to develop existing programs and advance potential new programs with notable OEMs – Innoviz continued to make progress with its existing customer programs, including L3 with VW, and to advance on its pipeline of RFIs and RFQs. Innoviz’s RFI and RFQ processes with notable OEMs in Europe, North America, and Asia continued to advance on both L3 and L4 programs.

Full Year 2024 Financial Results

Revenues in 2024 were $24.3 million compared to revenues of $20.9 million in 2023. The revenue growth resulted from a combination of NRE services, production units and sample shipments.

Operating expenses in 2024 were $100.8 million, a decrease of 17% compared to operating expenses of $121.0 million in 2023. Operating expenses for 2024 included $17.0 million of share-based compensation compared to $20.7 million of share-based compensation in 2023.

Liquidity as of December 31, 2024 was approximately $68.0 million, consisting of cash and cash equivalents, short term deposits, short term restricted cash and marketable securities.

FY 2025 Financial and Operational Targets
The company is establishing initial targets for FY 2025 of:
•	Revenues of $50-$60 million
•	An additional $20-$50 million of NRE bookings in 2025
•	1-3 new program wins

Conference Call
Innoviz management will hold a web conference today, February 26, 2025, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss commercial and strategic updates, financial results for the fourth quarter and full year 2024 and 2025 financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz
Innoviz is a global leader in LiDAR technology, serving as a Tier-1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit https://innoviz.tech/

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, expected NRE payments, and Innoviz’s projected future operational and financial results, including revenue and NREs. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

“NRE (Non-recurring Engineering)” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). NREs may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders,  the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2024, in Innoviz’s annual report on Form 20-F for the year ended December 31, 2024 to be filed with the SEC and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurances that the Company will enter into definitive agreements, orders or receive payments with respect to the NRE payments plan referenced in this announcement.  Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)
(Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2024	2023	2024	2023

Revenues	$24,268	$20,876	$6,027	$14,917
Cost of revenues	(25,429)	(32,490)	(5,488)	(17,197)

Gross profit (loss)	(1,161)	(11,614)	539	(2,280)

Operating expenses:
Research and development	73,817	92,676	13,489	22,107
Sales and marketing	7,474	8,777	1,722	1,999
General and administrative	19,466	19,535	4,577	5,412

Total operating expenses	100,757	120,988	19,788	29,518

Operating loss	(101,918)	(132,602)	(19,249)	(31,798)

Financial income, net	7,328	9,790	691	1,469

Loss before taxes on income	(94,590)	(122,812)	(18,558)	(30,329)
Taxes on income	(167)	(642)	(38)	(122)

Net loss	$(94,757)	$(123,454)	$(18,596)	$(30,451)

Basic and diluted net loss per ordinary share	$(0.57)	$(0.84)	$(0.11)	$(0.18)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	167,216,070	147,480,521	168,858,283	165,121,766

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,365	$26,283
Short-term restricted cash	16	53
Bank deposits	30,628	105,750
Marketable securities	11,955	13,335
Trade receivables, net	6,043	7,395
Inventory	1,905	1,868
Prepaid expenses and other current assets	6,707	5,774
Total current assets	82,619	160,458

LONG-TERM ASSETS:
Marketable securities	-	4,813
Restricted deposits	2,725	2,623
Property and equipment, net	23,432	25,770
Operating lease right-of-use assets, net	23,194	25,486
Other long-term assets	79	84
Total long-term assets	49,430	58,776

Total assets	$132,049	$219,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$8,813	$8,036
Deferred revenues	274	6,949
Employees and payroll accruals	8,722	9,468
Accrued expenses and other current liabilities	5,631	8,743
Operating lease liabilities	4,330	4,034
Total current liabilities	27,770	37,230

LONG-TERM LIABILITIES:
Operating lease liabilities	25,264	28,475
Warrants liability	86	240
Total long-term liabilities	25,350	28,715

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	808,974	788,577
Accumulated deficit	(730,045)	(635,288)
Total shareholders’ equity	78,929	153,289
Total liabilities and shareholders’ equity	$132,049	$219,234

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
(Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2024	2023	2024	2023
Cash flows from operating activities:
Net loss	$(94,757)	$(123,454)	$(18,596)	$(30,451)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,786	9,192	1,592	3,947
Remeasurement of warrants liability	(154)	(472)	22	(128)
Change in accrued interest on bank deposits	1,939	(1,051)	1,048	(709)
Change in marketable securities	(534)	(409)	(84)	-
Share-based compensation	19,682	22,320	3,816	6,494
Capital gain, net	(75)	-	(75)	-
Foreign exchange gain, net	(305)	(470)	(171)	(917)
Change in prepaid expenses and other assets	(437)	(782)	(3,351)	(341)
Change in trade receivables, net	1,352	(5,633)	(2,504)	(2,523)
Change in inventory	(37)	2,368	(678)	2,970
Change in operating lease assets and liabilities, net	(623)	29	369	1,592
Change in trade payables	(72)	424	1,631	368
Change in accrued expenses and other liabilities	(3,299)	2,578	129	3,122
Change in employees and payroll accruals	(746)	333	(987)	1,156
Change in deferred revenues	(6,675)	1,974	(4)	1,400
Net cash used in operating activities	(76,955)	(93,053)	(17,843)	(14,020)
Cash flows from investing activities:
Purchase of property and equipment	(4,412)	(6,579)	(1,191)	(481)
Proceeds from sales of property and equipment	75	-	75	-
Investment in bank deposits	(54,100)	(165,600)	(27,400)	(23,000)
Withdrawal of bank deposits	127,300	141,500	38,700	29,000
Investment in restricted deposits	(122)	(40)	-	-
Investment in marketable securities	(55,493)	(51,678)	(22,036)	(16,885)
Proceeds from sales and maturities of marketable securities	62,220	83,461	26,930	21,586
Net cash provided by investing activities	75,468	1,064	15,078	10,220
Cash flows from financing activities:
Issuance of ordinary shares, net of issuance cost	-	61,400	-	(534)
Proceeds from exercise of options	224	456	55	50
Net cash provided by (used in) financing activities	224	61,856	55	(484)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	308	515	126	787
Decrease in cash, cash equivalents and restricted cash	(955)	(29,618)	(2,584)	(3,497)
Cash, cash equivalents and restricted cash at the beginning of the period	26,336	55,954	27,965	29,833
Cash, cash equivalents and restricted cash at the end of the period	$25,381	$26,336	$25,381	$26,336